# STATEMENT OF INVESTMENTS

**Dreyfus Tax Exempt Cash Management**

**April 30, 2006 (Unaudited)**

| Short-Term Investments--102.9% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Alabama--5.2%** | | | | |
| DCH Health Care Authority, Health Care Facilities Revenue (LOC; Regions Bank) | 3.81 | 5/7/06 | 10,000,000 a | 10,000,000 |
| Homewood Educational Building Authority, Educational Facilities Revenue (Samford University) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia) | 3.76 | 5/1/06 | 13,300,000 a | 13,300,000 |
| Homewood Educational Building Authority, Educational Facilities Revenue (Samford University) (Liquidity Facility; Southtrust Bank) | 3.76 | 5/1/2006 | 3,715,000 a | 3,715,000 |
| Jefferson County, Sewer Revenue, Refunding (Insured; XLCA and Liquidity Facility; Bank of America) | 3.82 | 5/7/06 | 42,600,000 a | 42,600,000 |
| Jefferson County, Sewer Revenue, Refunding (Insured; XLCA and Liquidity Facility; Bank of Nova Scotia) | 3.83 | 5/7/06 | 43,700,000 a | 43,700,000 |
| University of Alabama, General Revenue (Insured; MBIA and Liquidity Facility; Southtrust Bank) | 3.82 | 5/7/06 | 31,920,000 a | 31,920,000 |
| | | | | |
| **Arizona--2.6%** | | | | |
| ABN AMRO Munitops Certificate Trust, Sales Tax Revenue (Civic Plaza Expansion Project) (Insured; FGIC and Liquidity Facility; ABN-AMRO) | 3.83 | 5/7/06 | 13,700,000 a,b | 13,700,000 |
| Phoenix Civic Improvement Corporation, Excise Tax Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; PB Capital Finance) | 3.87 | 5/7/06 | 8,285,000 a,b | 8,285,000 |
| Phoenix Civic Improvement Corporation, Water System Revenue (Insured; MBIA and Liquidity Facility; Merrill Lynch) | 3.84 | 5/7/06 | 19,960,000 a,b | 19,960,000 |
| Salt River Project Agricultural Improvement and Power District, CP (Liquidity Facility: Bank of America, | | | | |

|  | | | | |
|---|---|---|---|---|
| Bank One, Citibank NA, JPMorgan Chase Bank, M&T Bank and Wells Fargo Bank) | 3.60 | 5/18/06 | 31,250,000 | 31,250,000 |

**Arkansas--.3%**

| Benton County Public Facilities Board, College Parking Revenue (Northwest Arkansas Community) (LOC; Regions Bank) | 3.82 | 5/7/06 | 8,250,000 a | 8,250,000 |

**California--2.5%**

| California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland and Societe Generale) | 3.33 | 5/15/06 | 48,600,000 | 48,600,000 |
| California, RAN | 4.50 | 6/30/06 | 22,000,000 | 22,053,198 |

**Colorado--4.4%**

| ABN AMRO Munitops Certificate Trust, Revenue (Denver City and County Airport) (Insured; XCLA and Liquidity Facility; ABN-AMRO) | 3.85 | 5/7/06 | 22,345,000 a,b | 22,345,000 |
| Colorado Educational and Cultural Facilities Authority, Revenue (EOP Charlotte JW, LLC Project) (LOC; KBC Bank) | 3.84 | 5/7/06 | 10,000,000 a | 10,000,000 |
| Denver Urban Renewal Authority, Tax Increment Revenue (Liquidity Facility; Merrill Lynch) | 3.89 | 5/7/06 | 12,495,000 a,b | 12,495,000 |
| Lower Colorado River Authority, Revenue, CP (Liquidity Facility; JPMorgan Chase Bank) | 3.55 | 5/25/06 | 26,900,000 | 26,900,000 |
| Lower Colorado River Authority, Revenue, CP (Liquidity Facility; JPMorgan Chase Bank) | 3.55 | 5/25/06 | 50,400,000 | 50,400,000 |

**Delaware--.5%**

| Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA) | 3.90 | 5/7/06 | 13,500,000 a | 13,500,000 |

**District of Columbia--.3%**

| District of Columbia, GO Notes (Merlots Program) (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 3.82 | 5/7/06 | 7,320,000 a,b | 7,320,000 |

**Florida--4.2%**

Alachua County Health Facilities
Authority, Continuing Care

| | | | | |
|---|---|---|---|---|
| Retirement Community, Revenue (Oak Hammock at the University of Florida) (LOC; BNP Paribas) | 3.82 | 5/1/06 | 4,465,000 [a] | 4,465,000 |
| Broward County Health Facilities Authority, Revenue, Refunding (John Knox Village Florida Project) (Insured; Radian Bank and Liquidity Facility; SunTrust Bank) | 3.85 | 5/1/06 | 6,850,000 [a] | 6,850,000 |
| Martin County, PCR, Refunding (Florida Power and Light Co. Project) | 3.83 | 5/1/06 | 23,150,000 [a] | 23,150,000 |
| Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank) | 3.45 | 5/16/06 | 10,000,000 | 10,000,000 |
| Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 3.32 | 5/8/06 | 40,000,000 | 40,000,000 |
| Sunshine State Governmental Financing Commission, Revenue, CP (LOC; DEPFA Bank PLC and Liquidity Facility; DEPFA Bank PLC) | 3.35 | 5/9/06 | 17,700,000 | 17,700,000 |
| Tampa, Educational Facilities Revenue (Trinity School for Children Project) (LOC; Regions Bank) | 3.85 | 5/7/06 | 5,120,000 [a] | 5,120,000 |
| Tampa Bay Water, Utility System Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank) | 3.82 | 5/7/06 | 5,660,000 [a,b] | 5,660,000 |
| Volusia County Educational Facilities Authority, Educational Facilities Revenue (Embry-Riddle Aeronautical University, Inc. Project) (Insured; Radian Bank and Liquidity Facility; Citibank NA) | 3.85 | 5/7/06 | 5,645,000 [a,b] | 5,645,000 |
| **Georgia--3.9%** | | | | |
| Atlanta, Airport General Revenue, Refunding (Hartsfield International Airport) (Insured; MBIA and Liquidity Facility; Bayerische Landesbank) | 3.84 | 5/7/06 | 65,330,000 [a] | 65,330,000 |
| Fulton County Housing Authority, MFHR (LOC; FHLMC and Liquidity Facility; FHLMC) | 3.85 | 5/7/06 | 40,365,000 [a,b] | 40,365,000 |
| Residential Care Facilities for the Elderly Authority of | | | | |

| | | | | |
|---|---|---|---|---|
| Fulton County, Revenue (Canterbury Court Project) (LOC; HSH Nordbank) | 3.80 | 5/7/06 | 2,180,000 a | 2,180,000 |

**Idaho--.2%**

| | | | | |
|---|---|---|---|---|
| Idaho Housing and Finance Association, Nonprofit Facilities Revenue (Albertson College of Idaho Project) (LOC; Key Bank) | 3.81 | 5/7/06 | 4,250,000 a | 4,250,000 |

**Illinois--4.4%**

| | | | | |
|---|---|---|---|---|
| Chicago Board of Education, GO (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale) | 3.84 | 5/7/06 | 11,940,000 a,b | 11,940,000 |
| Chicago O'hare International Airport, Revenue (Insured; CIFG and Liquidity Facility; DEPFA Bank PLC) | 3.81 | 5/7/06 | 50,000,000 a | 50,000,000 |
| Illinois, GO Notes (Merlots Program) (Insured; FSA and Liquidity Facility; Wachovia Bank) | 3.82 | 5/7/06 | 16,900,000 a,b | 16,900,000 |
| Illinois, GO Notes (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 3.82 | 5/7/06 | 9,950,000 a,b | 9,950,000 |
| Illinois Educational Facilities Authority, Revenue (Lake Forest Graduate School) (LOC; Fifth Third Bank) | 3.82 | 5/7/06 | 5,000,000 a | 5,000,000 |
| Illinois Health Facilities Authority, Revenue, CP (Evanston Hospital Corp.) | 3.35 | 6/8/06 | 15,000,000 | 15,000,000 |
| Regional Transportation Authority, GO Notes (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 3.82 | 5/7/06 | 4,915,000 a,b | 4,915,000 |
| Regional Transportation Authority, GO Notes (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 3.82 | 5/7/06 | 10,120,000 a,b | 10,120,000 |

**Indiana--2.6%**

| | | | | |
|---|---|---|---|---|
| Hamilton Southeastern School, Temporary Loan Warrants | 4.25 | 12/29/06 | 16,100,000 | 16,198,350 |
| Indiana Health Facility Financing Authority, Health Facility Revenue (Clark Memorial Hospital Project) (LOC; JPMorgan Chase Bank) | 3.87 | 5/7/06 | 8,660,000 a | 8,660,000 |
| Indianapolis Local Public Improvement Bond Bank, Notes | 4.50 | 7/6/06 | 35,000,000 | 35,077,757 |
| Merrillville Community School Corporation, Warrants | 4.25 | 5/7/06 | 12,800,000 | 12,909,568 |

**Iowa--2.8%**

| | | | | |
|---|---|---|---|---|
| Iowa, | | | | |
| GO, TAN | 4.46 | 6/30/06 | 40,000,000 | 40,082,972 |
| Louisa County, | | | | |
| PCR, Refunding (Midwest Power Systems Inc. Project) | 3.90 | 5/7/06 | 27,900,000 a | 27,900,000 |
| Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Citibank NA) | 3.86 | 5/7/06 | 11,810,000 a,b | 11,810,000 |

**Kansas--2.2%**

| | | | | |
|---|---|---|---|---|
| Kansas City, | | | | |
| MFHR, Refunding (Wood View Apartments Project) (Insured; FHLB and Liquidity Facility; FHLB) | 3.82 | 5/7/06 | 10,195,000 a | 10,195,000 |
| Midwest Tax-Exempt Bond Grantor Trust, Revenue (LOC; Huntington NB) | 4.13 | 5/7/06 | 7,075,450 a,b | 7,075,450 |
| Olathe, | | | | |
| Health Care Facilities Revenue (Insured; AMBAC and Liquidity Facility; Bank of America) | 3.82 | 5/1/06 | 15,650,000 a | 15,650,000 |
| Wichita, | | | | |
| GO Notes | 4.48 | 8/10/06 | 30,000,000 | 30,107,881 |

**Kentucky--1.1%**

| | | | | |
|---|---|---|---|---|
| Jefferson County, | | | | |
| Retirement Home Revenue (Nazareth Library Project) (LOC; Fifth Third Bank) | 3.82 | 5/7/06 | 12,390,000 a | 12,390,000 |
| Jefferson County, | | | | |
| Student Housing Industrial Building Revenue (University of Louisville Project) (LOC; Wachovia Bank) | 3.82 | 5/7/06 | 19,535,000 a | 19,535,000 |

**Louisiana--3.9%**

| | | | | |
|---|---|---|---|---|
| Board of Supervisors of Louisiana State University and Agricultural and Mechanical College, Revenue (Insured; AMBAC and Liquidity Facility; BNP Paribas) | 3.81 | 5/7/06 | 15,290,000 a | 15,290,000 |
| Louisiana Local Government Envirormental Facilities and Community Development Authority, Revenue (Merlots Program) (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 3.82 | 5/7/06 | 8,150,000 a,b | 8,150,000 |
| Louisiana Public Facilities Authority, HR (Liquidity | | | | |

| | | | | |
|---|---|---|---|---|
| Facility; Merrill Lynch) | 3.87 | 5/7/06 | 34,045,000 a,b | 34,045,000 |
| Louisiana Public Facilities Authority, HR (CP Program Hospital Equipment Financing) (LOC; Bank One) | 3.80 | 5/7/06 | 33,200,000 a | 33,200,000 |
| New Orleans, Sewerage Service, BAN | 2.99 | 7/26/06 | 10,000,000 | 10,000,000 |
| Tobacco Settlement Financing Corporation of Louisiana, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch) | 3.90 | 5/7/06 | 9,115,000 a,b | 9,115,000 |

**Maryland--.5%**

| | | | | |
|---|---|---|---|---|
| Frederick County, Industrial Revenue, Refunding (Manekin-Frederick Facility) (LOC; M&T Bank) | 3.92 | 5/7/06 | 2,840,000 a | 2,840,000 |
| Maryland Economic Development Corporation, Revenue (Legal Aid Bureau Inc. Facility) (LOC; M&T Bank) | 3.87 | 5/7/06 | 2,475,000 a | 2,475,000 |
| Maryland Health and Higher Educational Facility Authority, LR (John Hopkins Hospital) | 4.97 | 8/1/06 | 2,665,000 | 2,675,839 |
| Montgomery County, EDR (LOC; M&T Bank) | 3.83 | 5/7/06 | 6,000,000 a | 6,000,000 |

**Massachusetts--2.5%**

| | | | | |
|---|---|---|---|---|
| Massachusetts Development Finance Agency, College and University Revenue (Suffolk University) (Insured; Radian Bank and Liquidity Facility: Bank of America and State Street Bank and Trust Co.) | 3.87 | 5/7/06 | 31,100,000 a | 31,100,000 |
| Massachusetts Development Finance Agency, Revenue (Lesley University) (LOC; Bank of America) | 3.84 | 5/7/06 | 7,600,000 a | 7,600,000 |
| Massachusetts Development Finance Agency, Revenue (North Field Mount Herman) (Insured; Radian Bank and Liquidity Facility; Bank of America) | 3.87 | 5/7/06 | 15,000,000 a | 15,000,000 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Inc.) (Insured; Assured Guaranty and Liquidity Facility; Bank of America) | 3.86 | 5/7/06 | 15,000,000 a | 15,000,000 |

**Michigan--6.6%**

Detroit,

| | | | | |
|---|---|---|---|---|
| Sewage Disposal Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank) | 3.82 | 5/7/06 | 22,045,000 [a,b] | 22,045,000 |
| Detroit, Sewage Disposal Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 3.82 | 5/7/06 | 10,170,000 [a,b] | 10,170,000 |
| Detroit Downtown Development Authority, LR, Refunding (Millender Center Project) (LOC; HSBC Bank USA) | 3.95 | 5/7/06 | 17,200,000 [a] | 17,200,000 |
| Detroit Water Supply System, Water Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 3.82 | 5/7/06 | 10,475,000 [a,b] | 10,475,000 |
| Michigan Higher Education Facilities Authority, Revenue (Walsh College Project) (LOC; Commerce Bank) | 3.85 | 5/7/06 | 10,845,000 [a] | 10,845,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 3.84 | 5/7/06 | 10,000,000 [a] | 10,000,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 3.84 | 5/7/06 | 15,000,000 [a] | 15,000,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 3.84 | 5/7/06 | 4,500,000 [a] | 4,500,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 3.84 | 5/7/06 | 8,400,000 [a] | 8,400,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 3.84 | 5/7/06 | 7,500,000 [a] | 7,500,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 3.84 | 5/7/06 | 7,500,000 [a] | 7,500,000 |
| Michigan Municipal Bond Authority, Revenue (LOC; JPMorgan Chase Bank) | 3.98 | 8/18/06 | 45,000,000 | 45,098,183 |
| Royal Oak Hospital Finance Authority, HR, Refunding (William Beaumont Hospital Obligated Group) (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank) | 3.81 | 5/1/06 | 6,000,000 [a] | 6,000,000 |
| Waterford Township Economic | | | | |

| | | | |
|---|---|---|---|
| Development Corporation, LOR | | | |
| (Canterbury Health Care Inc.) | | | |
| (LOC; KBC Bank) | 3.85 | 5/7/06 | 11,000,000 a | 11,000,000 |

**Minnesota--.4%**

| | | | |
|---|---|---|---|
| Oak Park Heights, | | | |
| MFHR, Refunding (Boutwells | | | |
| Landing) (LOC; FHLMC and | | | |
| Liquidity Facility; FHLMC) | 3.80 | 5/7/06 | 12,000,000 a | 12,000,000 |

**Mississippi--1.5%**

| | | | |
|---|---|---|---|
| Medical Center Educational | | | |
| Building Corporation, Revenue | | | |
| (Pediatric and Research | | | |
| Facilities Project) (Insured; | | | |
| AMBAC and Liquidity Facility; | | | |
| Bank One) | 3.82 | 5/7/06 | 27,490,000 a | 27,490,000 |
| Mississippi Development Bank, | | | |
| Special Obligation Revenue | | | |
| (Merlots Program) (Insured; | | | |
| AMBAC and Liquidity Facility; | | | |
| Wachovia Bank) | 3.82 | 5/7/06 | 7,500,000 a,b | 7,500,000 |
| Mississippi Hospital Equipment and | | | |
| Facilities Authority, Revenue | | | |
| (Mississippi Methodist | | | |
| Hospital) (LOC; First | | | |
| Tennessee Bank) | 3.55 | 5/7/06 | 5,935,000 a | 5,935,000 |

**Missouri--.2%**

| | | | |
|---|---|---|---|
| Kansas City Industrial Development | | | |
| Authority, Revenue (Ewing | | | |
| Marion Kaufman Foundation | | | |
| Project) | 3.82 | 5/1/06 | 7,000,000 a | 7,000,000 |

**Nebraska--.8%**

| | | | |
|---|---|---|---|
| Nebhelp Inc., | | | |
| Revenue (Insured; MBIA and | | | |
| Liquidity Facility; Lloyds TSB | | | |
| Bank PLC) | 3.85 | 5/7/06 | 11,780,000 a | 11,780,000 |
| Scotts Bluff County Hospital | | | |
| Authority Number 1, HR, | | | |
| Refunding (Regional West | | | |
| Medical Center) (Insured; | | | |
| Radian and Liquidity Facility; | | | |
| Key Bank) | 3.84 | 5/7/06 | 10,000,000 a | 10,000,000 |

**Nevada--.6%**

| | | | |
|---|---|---|---|
| Clark County School District, | | | |
| GO Notes (Merlots Program) | | | |
| (Insured; FSA and Liquidity | | | |
| Facility; Wachovia Bank) | 3.82 | 5/7/06 | 9,920,000 a,b | 9,920,000 |
| Clark County School District, | | | |
| GO Notes (Putters Program) | | | |
| (Insured; FSA and Liquidity | | | |
| Facility; PB Capital Finance) | 3.87 | 5/7/06 | 6,960,000 a,b | 6,960,000 |

**New Jersey--.2%**

| | | | | |
|---|---|---|---|---|
| New Jersey Economic Development Authority, EDR, Refunding (Foreign Trade Zone Project) (LOC; The Bank of New York) | 3.80 | 5/1/06 | 7,000,000 a | 7,000,000 |

**New York--2.0%**

| | | | | |
|---|---|---|---|---|
| New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; JP Morgan Chase Bank) | 3.80 | 5/7/06 | 15,000,000 a | 15,000,000 |
| New York Counties Tobacco Trust I, Revenue (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch) | 3.86 | 5/7/06 | 6,930,000 a,b | 6,930,000 |
| Tobacco Settlement Financing Corporation of New York, Asset Backed Revenue Bonds (State Contingency Contract Secured) (Liquidity Facility; DEPFA Bank PLC) | 3.86 | 5/7/06 | 17,495,000 a,b | 17,495,000 |
| Tobacco Settlement Financing Corporation of New York, Revenue (Liquidity Facility: Landesbank Hessen-Thuringen Girozentrale and Merril Lynch) | 3.85 | 5/7/06 | 10,000,000 a,b | 10,000,000 |
| Triborough Bridge and Tunnel Authority, Highway Toll Revenue, Refunding (Liquidity Facility; Bank of America) | 3.80 | 5/7/06 | 8,000,000 a | 8,000,000 |

**North Carolina--1.0%**

| | | | | |
|---|---|---|---|---|
| Board of Governors of the University of North Carolina, CP | 3.83 | 5/1/06 | 16,000,000 | 16,000,000 |
| North Carolina Medical Care Commission, Health Care Facilities Revenue (Person Memorial Hospital) (LOC; Branch Banking and Trust Co.) | 3.82 | 5/1/06 | 12,000,000 a | 12,000,000 |

**Ohio--3.8%**

| | | | | |
|---|---|---|---|---|
| Akron Bath Copley Joint Township Hospital District, Health Care Facilities Revenue (Sumner Project) (LOC; KBC Bank) | 3.81 | 5/7/06 | 7,100,000 a | 7,100,000 |
| Cincinnati School District, GO Notes (Putters Program) (Insured; FSA and Liquidity Facility; PB Capital Finance) | 3.87 | 5/7/06 | 6,855,000 a,b | 6,855,000 |
| Cleveland City School District, RAN (Insured; AMBAC) | 5.34 | 6/1/06 | 4,365,000 | 4,373,180 |
| Cleveland-Cuyahoga County Port | | | | |

| | | | | |
|---|---|---|---|---|
| Authority, Revenue (Judson Project) (LOC; National City Bank) | 3.85 | 5/7/06 | 11,505,000 a | 11,505,000 |
| Cuyahoga County, HR (Metrohealth System Project) (LOC; National City Bank) | 3.82 | 5/7/06 | 10,000,000 a | 10,000,000 |
| Franklin County, Health Care Facilities Revenue (Creekside at the Village Project) (LOC; Key Bank) | 3.81 | 5/7/06 | 7,250,000 a | 7,250,000 |
| Hamilton County, Hospital Facilities Revenue (Insured; FSA and Liquidity Facility; Svenska Handelsbanken) | 3.89 | 5/7/06 | 55,000,000 a,b | 55,000,000 |
| Ohio State Higher Education Facility, College and University Revenue (Ashland University Project) (LOC; Key Bank) | 3.85 | 5/7/06 | 4,900,000 a | 4,900,000 |

**Oklahoma--.7%**

| | | | | |
|---|---|---|---|---|
| Oklahoma Water Resource Board, State Loan Program Revenue (Liquidity Facility; Bank of America) | 3.44 | 10/1/06 | 10,000,000 | 10,000,000 |
| Oklahoma Water Resource Board, State Loan Program Revenue (Liquidity Facility; State Street Bank and Trust Co.) | 3.44 | 10/1/06 | 10,000,000 | 10,000,000 |

**Oregon--.7%**

| | | | | |
|---|---|---|---|---|
| Oregon, Homeowner Revenue (Liquidity Facility: Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Group) | 3.85 | 5/7/06 | 11,000,000 a,b | 11,000,000 |
| Salem Hospital Facility Authority, Revenue, Refunding (Capital Manor Inc. Project) (LOC; Bank of America) | 3.85 | 5/7/06 | 9,360,000 a | 9,360,000 |

**Pennsylvania--14.6%**

| | | | | |
|---|---|---|---|---|
| Bethlehem Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.83 | 5/7/06 | 19,995,000 a | 19,995,000 |
| Chester County Health and Educational Facilities Authority, Retirement Community Revenue (Kendal-Crosslands Communities Project) (LOC; Allied Irish Bank) | 3.82 | 5/7/06 | 5,605,000 a | 5,605,000 |

| | | | | |
|---|---|---|---|---|
| Cumberland County Municipal Authority, Revenue (Wesley Affiliated Services) (LOC; KBC Bank) | 3.83 | 5/7/06 | 8,000,000 a | 8,000,000 |
| Dallastown Area School District, GO Notes (Insured; FGIC and Liquidity Facility; BNP Paribas) | 3.82 | 5/7/06 | 4,400,000 a | 4,400,000 |
| Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 3.83 | 5/7/06 | 49,700,000 a | 49,700,000 |
| Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 3.83 | 5/7/06 | 14,640,000 a | 14,640,000 |
| Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia) | 3.83 | 5/7/06 | 90,465,000 a | 90,465,000 |
| Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.) | 3.83 | 5/7/06 | 24,900,000 a | 24,900,000 |
| Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.) | 3.83 | 5/7/06 | 25,200,000 a | 25,200,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.83 | 5/7/06 | 8,000,000 a | 8,000,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.83 | 5/7/06 | 4,800,000 a | 4,800,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.83 | 5/7/06 | 5,000,000 a | 5,000,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.83 | 5/7/06 | 7,900,000 a | 7,900,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.83 | 5/7/06 | 10,600,000 a | 10,600,000 |
| Fayette County Hospital Authority, Revenue, Refunding (Mount Macrina Manor Project) (LOC; National City Bank) | 3.83 | 5/7/06 | 3,925,000 a | 3,925,000 |
| Lancaster County, GO Notes (Insured; FSA and Liquidity Facility; Royal Bank of Canada) | 3.83 | 5/7/06 | 20,205,000 a | 20,205,000 |
| Lancaster County Hospital Authority, Revenue (Luthercare Project) (LOC; M&T Bank) | 3.85 | 5/7/06 | 13,505,000 a | 13,505,000 |
| Lebanon County Health Facilities Authority, Revenue (Cornwall Manor Project) (Insured; | | | | |

| | | | | |
|---|---|---|---|---|
| Radian Bank and Liquidity Facility; Bank of America) | 3.90 | 5/7/06 | 5,700,000 a | 5,700,000 |
| Montgomery County Higher Education and Health Authority, Private Schools Revenue (William Penn Charter) (LOC; PNC Bank) | 3.83 | 5/7/06 | 10,595,000 a | 10,595,000 |
| Montgomery County Industrial Development Authority, Revenue (Northwestern Human Services) (LOC; Commerce Bank) | 3.80 | 5/7/06 | 13,930,000 a | 13,930,000 |
| Schuylkill County, GO Notes (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 3.85 | 5/7/06 | 6,710,000 a | 6,710,000 |
| Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.83 | 5/7/06 | 17,500,000 a | 17,500,000 |
| West Cornwall Township Municipal Authority, GO Notes, Refunding (Bethlehem School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.83 | 5/7/06 | 28,600,000 a | 28,600,000 |
| West Cornwall Township Municipal Authority, Revenue (Pennsylvania General Government Loan Program) (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.83 | 5/7/06 | 7,157,000 a | 7,157,000 |

**South Carolina--.8%**

| | | | | |
|---|---|---|---|---|
| Greer, Combined Utilities System Revenue (Merlots Program) (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 3.82 | 5/7/06 | 8,305,000 a,b | 8,305,000 |
| South Carolina Jobs Economic Development Authority, Health Facilities Revenue, Refunding (Episcopal Church Home) (Insured; Radian Bank and Liquidity Facility; Wachovia Bank) | 3.84 | 5/7/06 | 6,920,000 a | 6,920,000 |
| South Carolina Transportation Infrastructure Bank, Revenue (Insured; AMBAC and Liquidity Facility; CIFG) | 3.84 | 5/7/06 | 6,625,000 a,b | 6,625,000 |

**South Dakota--.7%**

South Dakota Health and Educational Facilities Authority, Revenue (Rapid City Regional Hospital) (Insured; MBIA and Liquidity Facility;

| | | | | |
|---|---|---|---|---|
| U.S. Bank NA) | 3.82 | 5/1/06 | 20,000,000 [a] | 20,000,000 |
| **Tennessee--4.7%** | | | | |
| Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank) | 3.82 | 5/7/06 | 4,370,000 [a] | 4,370,000 |
| Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank) | 3.82 | 5/7/06 | 5,000,000 [a] | 5,000,000 |
| Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank) | 3.82 | 5/7/06 | 6,500,000 [a] | 6,500,000 |
| Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; XLCA and Liquidity Facility; DEPFA Bank PLC) | 3.82 | 5/1/06 | 7,400,000 [a] | 7,400,000 |
| Blount County Public Building Authority, Local Government Public Improvement Revenue (Liquidity Facility; DEPFA Bank PLC) | 3.81 | 5/1/06 | 6,000,000 [a] | 6,000,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; KBC Bank) | 3.82 | 5/7/06 | 8,105,000 [a] | 8,105,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC) | 3.82 | 5/1/06 | 10,000,000 [a] | 10,000,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.82 | 5/7/06 | 9,650,000 [a] | 9,650,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.82 | 5/7/06 | 7,930,000 [a] | 7,930,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank) | 3.82 | 5/1/06 | 3,000,000 [a] | 3,000,000 |

| | | | | |
|---|---|---|---|---|
| Tennergy Corporation,<br> Gas Revenue (Putters Program)<br> (Liquidity Facility; JPMorgan<br> Chase Bank) | 3.86 | 5/7/06 | 25,000,000 a,b | 25,000,000 |
| Tennergy Corporation,<br> Gas Revenue (Putters Program)<br> (LOC; BNP Paribas) | 3.85 | 5/7/06 | 40,000,000 a,b | 40,000,000 |

**Texas--9.0%**

| | | | | |
|---|---|---|---|---|
| ABN AMRO Munitops Certificates<br> Trust, Water Revenue (Tarrant<br> Regional Water District)<br> (Insured; FGIC and Liquidity<br> Facility; ABN-AMRO) | 3.85 | 5/7/06 | 10,260,000 a,b | 10,260,000 |
| Dallas Area Rapid Transit,<br> Transportation Revenue<br> (Merlots Program) (Insured:<br> AMBAC and FGIC Liquidity<br> Facility; Wachovia Bank) | 3.82 | 5/7/06 | 24,065,000 a,b | 24,065,000 |
| Harris County,<br> GO, CP (Liquidity Facility:<br> Bank of Nova Scotia and Lloyds<br> TSB Bank PLC) | 3.55 | 5/12/06 | 5,950,000 | 5,950,000 |
| Harris County Health Facilities<br> Development Corporation,<br> Revenue (The Methodist<br> Hospital System) | 3.60 | 7/3/06 | 45,000,000 | 45,000,000 |
| Harris County Metropolitan<br> Transportation Authority,<br> Sales and Use Tax Revenue, CP<br> (LOC; DEPFA Bank PLC) | 3.55 | 5/15/06 | 15,000,000 | 15,000,000 |
| San Antonio,<br> Electric and Gas Revenue, CP<br> (Liquidity Facility; Bank of<br> America and State Street Bank<br> and Trust Co.) | 3.20 | 6/8/06 | 12,100,000 | 12,100,000 |
| San Antonio,<br> Water Revenue (Merlots<br> Program) (Liquidity Facility;<br> Wachovia Bank) | 3.82 | 5/7/06 | 10,000,000 a,b | 10,000,000 |
| San Antonio,<br> Water System Revenue, CP<br> (Liquidity Facility; Bank of<br> America) | 3.40 | 5/10/06 | 20,000,000 | 20,000,000 |
| Texas<br> (Liquidity Facility; Merrill<br> Lynch) | 3.84 | 5/7/06 | 4,165,000 a,b | 4,165,000 |
| Texas,<br> TRAN | 4.50 | 8/31/06 | 77,600,000 | 77,969,590 |
| Texas Public Finance Authority,<br> Revenue, CP (Liquidity<br> Facility; Texas Permanent<br> School Fund) | 3.19 | 5/10/06 | 25,000,000 | 25,000,000 |

**Utah--1.1%**

Intermountain Power Agency,

| | | | | |
|---|---|---|---|---|
| Power Supply Revenue, CP (Liquidity Facility; JPMorgan Chase Bank) | 3.37 | 5/11/06 | 20,000,000 | 20,000,000 |
| Utah Water Finance Agency, Water Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) | 3.83 | 5/7/06 | 10,000,000 a | 10,000,000 |

**Vermont--.8%**

| | | | | |
|---|---|---|---|---|
| ABN AMRO Munitops Certificate Trust, Revenue (University of Vermont and State Agriculture College) (Insured; MBIA and Liquidity Facility; ABN-AMRO) | 3.84 | 5/7/06 | 14,995,000 a,b | 14,995,000 |
| Vermont Educational and Health Buildings Financing Agency, College and University Revenue (Capital Asset Financing Program) (LOC; M&T Bank) | 3.92 | 5/7/06 | 900,000 a | 900,000 |
| Vermont Educational and Health Buildings Financing Agency, Revenue (Rutland Regional Medical Project) (Insured; Radian Bank and Liquidity Facility; Bank of America) | 3.86 | 5/7/06 | 5,135,000 a | 5,135,000 |

**Virginia--2.9%**

| | | | | |
|---|---|---|---|---|
| Alexandria Industrial Development Authority, Revenue (Institute for Defense Analyses) (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 3.83 | 5/7/06 | 14,690,000 a | 14,690,000 |
| Morgan Keegan Municipal Products Inc., Revenue (Liquidity Facility; BNP Paribas) | 3.84 | 5/7/06 | 40,000,000 a,b | 40,000,000 |
| Norfolk Redevelopment and Housing Authority, Revenue (Retirement Community) (LOC; HSH Nordbank AG) | 3.82 | 5/7/06 | 20,000,000 a | 20,000,000 |
| Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch) | 3.86 | 5/7/06 | 7,500,000 a,b | 7,500,000 |

**Washington--2.9%**

| | | | | |
|---|---|---|---|---|
| Energy Northwest, Electric Revenue, Refunding (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.) | 3.87 | 5/7/06 | 5,250,000 a,b | 5,250,000 |
| Washington, GO Notes (Merlots Program) (Insured: FGIC and MBIA and Liquidity Facility; Wachovia | | | | |

| | | | | |
|---|---|---|---|---|
| Bank) | 3.82 | 5/7/06 | 20,005,000 a,b | 20,005,000 |
| Washington, | | | | |
| GO Notes (Merlots Program) | | | | |
| (Insured; MBIA and Liquidity | | | | |
| Facility; Wachovia Bank) | 3.82 | 5/7/06 | 5,935,000 a,b | 5,935,000 |
| Washington Health Care Facilities | | | | |
| Authority, Revenue (Seattle | | | | |
| Cancer Care) (LOC; Key Bank) | 3.81 | 5/7/06 | 20,195,000 a | 20,195,000 |
| Washington Health Care Facilities | | | | |
| Authority, Revenue (Seattle | | | | |
| Cancer Care) (LOC; Key Bank) | 3.81 | 5/7/06 | 4,150,000 a | 4,150,000 |
| Washington Higher Education | | | | |
| Facilities Authority, Revenue | | | | |
| (Saint Martin's College | | | | |
| Project) (LOC; U.S. Bank NA) | 3.85 | 5/7/06 | 6,910,000 a | 6,910,000 |
| Washington Housing Finance | | | | |
| Commission, Nonprofit Housing | | | | |
| Revenue (Horizon House | | | | |
| Project) (LOC; Bank of America) | 3.73 | 5/7/06 | 20,000,000 a | 20,000,000 |
| Washington Public Power Supply | | | | |
| System Project Number 3, | | | | |
| Electric Revenue (Insured; | | | | |
| MBIA and Liquidity Facility; | | | | |
| Credit Suisse First Boston) | 3.80 | 5/7/06 | 90,000 a | 90,000 |
| | | | | |
| **Wisconsin--1.7%** | | | | |
| Badger Tobacco Asset | | | | |
| Securitization Corporation, | | | | |
| Tobacco Settlement | | | | |
| Asset-Backed Bonds (Liquidity | | | | |
| Facility: Lloyds TSB Bank PLC | | | | |
| and Merrill Lynch) | 3.87 | 5/7/06 | 6,120,000 a,b | 6,120,000 |
| Wisconsin Health and Educational | | | | |
| Facilities Authority, Revenue | | | | |
| (Aurora Health Care) | | | | |
| (Liquidity Facility; M&I Bank) | 3.82 | 5/1/06 | 12,700,000 a | 12,700,000 |
| Wisconsin Health and Educational | | | | |
| Facilities Authority, Revenue | | | | |
| (ProHealth Care, Inc. | | | | |
| Obligated Group) (Insured; | | | | |
| AMBAC and LOC; Bank One) | 3.82 | 5/1/06 | 12,400,000 a | 12,400,000 |
| WisconsIn Health and Educational | | | | |
| Facilities Authority, HR | | | | |
| (Saint John's Communities) | | | | |
| (Insured; Radian Bank and | | | | |
| Liquidity Facility; Marshall | | | | |
| and Ilsley Bank) | 3.84 | 5/7/06 | 6,000,000 a | 6,000,000 |
| Wisconsin Public Power Inc., | | | | |
| Power Supply System Revenue | | | | |
| (Putters Program) (Insured; | | | | |
| AMBAC and Liquidity Facility; | | | | |
| PB Capital Finance) | 3.87 | 5/7/06 | 10,395,000 a,b | 10,395,000 |
| | | | | |
| **Wyoming--1.1%** | | | | |
| Natrona County, | | | | |

| | | | | |
|---|---|---|---|---|
| HR (Wyoming Medical Center Project) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia) | 3.82 | 5/7/06 | 29,760,000 a | 29,760,000 |

| | | |
|---|---|---|
| **Total Investments (cost $2,883,478,968)** | **102.9%** | **2,883,478,968** |
| **Liabilities, Less Cash and Receivables** | **(2.9%)** | **(82,188,361)** |
| **Net Assets** | **100.0%** | **2,801,290,607** |

a    Securities payable on demand. Variable interest rate--subject to periodic change.

b    Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $672,765,450 or 24.0% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environment Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **RAC** | Revenue Anticipation Certificates |
| **RAN** | Revenue Anticipation Notes | **RAW** | Revenue Anticipation Warrants |
| **RRR** | Resources Recovery Revenue | **SAAN** | State Aid Anticipation Notes |
| **SBPA** | Standby Bond Purchase Agreement | **SFHR** | Single Family Housing Revenue |
| **SFMR** | Single Family Mortgage Revenue | **SONYMA** | State of New York Mortgage Agency |
| **SWDR** | Solid Waste Disposal Revenue | **TAN** | Tax Anticipation Notes |
| **TAW** | Tax Anticipation Warrants | **TRAN** | Tax and Revenue Anticipation Notes |
| **XLCA** | XL Capital Assurance | | |